001-40260
SEC FILE NUMBER

G8657L 113 (Units)
G8657L 105 (Class A Ordinary Shares)
G8657L 121 (Warrants)
CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q and Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

TB SA Acquisition Corp

Full Name of Registrant:

N/A

Former Name if Applicable:

PO Box 1093

Boundary Hall, Cricket Square

Address of Principal Executive Office (Street and Number):

Grand Cayman, KY1-1102

Cayman Islands

City, State and Zip Code:

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TB SA Acquisition Corp (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021 (the “Q2 2021 Form 10-Q”) by the prescribed due date for the reasons described below.

The Company has recently experienced unanticipated delays in compiling certain information from the third-party services providers necessary to prepare a complete filing of the Q2 2021 Form 10-Q in a timely manner. The Company is working diligently to complete the Q2 2021 Form 10-Q as soon as possible; however, given extraordinary circumstances impacting the availability of third-party service providers involved with the preparation of the Company’s financial statements, the Company is unable to complete and file the Q2 2021 Form 10-Q by the required due date of August 16, 2021 without unreasonable effort and expense. The Company does, however, expect to file such report within five calendar days thereof.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Andrew Rolfe	(212)	699-2230
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Disclosures About Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. The above statements regarding the correction of errors in the Company’s financial statements related to the accounting treatment of the public warrants and private placement warrants, as well as the effect of the revision on any periodic SEC filings, including the timing of filing such reports, constitute forward-looking statements that are based on the Company’s current expectations. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause future events to differ materially from those in the forward-looking statements, many of which are outside of the Company’s control. These factors include, but are not limited to, a variety of risk factors affecting the Company’s business and prospects, see “Risk Factors” in the Company’s Registration Statement on Form S-1 relating to its initial public offering, annual, quarterly reports and subsequent reports filed with the SEC, as amended from time to time. The Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

TB SA Acquisition Corp

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 13, 2021	By:	/s/ Andrew Rolfe
Name: Andrew Rolfe
Title: Chief Executive Officer and Director